Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

June 2, 2011

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

The following presentation was presented at the Deutsche Börse Investor Day on June 1, 2011.

1 June 2011 INVESTOR DAY 2011

13.30 Deutsche Börse: “Making Markets Work”
Reto Francioni
Chief Executive Officer Deutsche Börse AG
Frank Gerstenschläger
Member of the Executive Board Deutsche Börse AG responsible for Xetra Division
Andreas Preuss
Deputy Chief Executive Officer Deutsche Börse AG responsible for Derivatives & Market Data Division
Jeffrey Tessler
Member of the Executive Board Deutsche Börse AG responsible for Clearstream Division
Michael Kuhn
Member of the Executive Board Deutsche Börse AG responsible for Information Technology Division
Gregor Pottmeyer
Chief Financial Officer Deutsche Börse AG
NYSE Euronext: “Powering The Exchanging World”
Duncan Niederauer
Chief Executive Officer & Director NYSE Euronext
15.00 Break
15.30 Deutsche Börse / NYSE Euronext:
“Driving Growth & Empowering Capital Markets”
16.30 Q&A
17.30 End
Agenda

4 MAKING MARKETS WORK

10-year transformative journey from a German equities market to one of the world’s leading providers of derivatives, risk management and post-trade infrastructure
Pioneer & innovator in using technology to drive capital markets growth and efficiency
Path to leadership position has involved M&A, partnerships and organic growth
Eurex and Clearstream established as leading global brands, complemented by strong brands in cash equities and market data businesses
Over the last 2 years, Deutsche Börse has focused on completing and integrating its portfolio of world-
class assets, launching new products, expanding into growth markets and further driving efficiency
Acquired majority in STOXX (leading European index franchise) and EEX (power & emissions)
Rolled-out new products, established Clearstream operations in Singapore, launched partnership with CETIP in Brazil, expanded network into Asia
Track record for cost discipline; 2010 efficiency program resulting in €150mn of cost savings by
2012
Strategy yields exceptional cash flow generation, strong balance sheet and attractive distribution policy
Merger with NYSE Euronext utilizes derivatives, risk management and post trade expertise of Deutsche
Börse Group and accelerates growth opportunities
Path to creating a global leader
Deutsche Börse “Making Markets Work”

Derivatives Market Data Settlement & Custody Cash equities
(Eurex) & Analytics (Clearstream)
4
(Xetra) Total
2000 - 2010 CAGR 18% 11% 13% (1%) 12%
Transformation delivers attractive growth and margin profile
Derivatives Market Data Settlement & Custody Cash equities
(Eurex) & Analytics (Clearstream)
4
(Xetra) Total
2010 margin 56% 61% 45% 49% 50%
2000 - 2010 CAGR 40% 35% 13% 4% 18%
2000 revenues: €637mn¹
IT³
18%
MD&A
13%
Derivatives
(Eurex)
25%
Cash equities
(Xetra)
44%
2010 revenues: €2,166mn¹
MD&A
10%
Derivatives
(Eurex)
40%
Cash equities
(Xetra)
12%
Settlement & Custody
(Clearstream)
38%
2000 EBIT: €217mn
IT³
31%
MD&A
4%
Derivatives (Eurex)
4%
Cash equities
(Xetra)
35%
2010 EBIT: €1,091mn²
MD&A
13%
Derivatives
(Eurex)
44%
Cash equities
(Xetra)
12%
Settlement & Custody
(Clearstream)
32%
Settlement & Custody
(Clearstream)
26%
Evolving leadership in key segments
Deutsche Börse “Making Markets Work”
Source: Company filings; 1) Revenues include sales revenue and net interest income from banking business; external sales for IT; 2) Adjusted for costs for efficiency programs and non-recurring charges;
3) IT segment has been merged into Xetra, Eurex, Clearstream and MD&A since 1Q10; 4) Settlement & Custody (Clearstream) CAGR based on 2002 – 2010 time period; CAGR and EBIT margin exclusive of net interest income

10-year CAGR (%) 5-year CAGR (%) 1Q11 year-over-year growth (%)
€ 733
€ 2,227
2000 2010
€ 1,823
€ 2,227
2005 2010
€ 543
€ 583
1Q10 1Q11
+12% +4% +7%
€ 217
€ 1,091
2000 2010
€ 711
€ 1,091
2005 2010
€ 273
€ 330
1Q10 1Q11
+18% +9% +21%
€ 2.00
€ 3.87
2005 2010
€ 0.95
€ 1.20
1Q10 1Q11
€ 0.98
€ 3.87
2000 2010
+15% +14% +26%
Shifting business mix has driven impressive growth
Source: Company filings, FactSet
1) Total revenue includes sales revenue, net interest income from banking business and other operating income
2) Financials adjusted for non-recurring charges and costs for efficiency programs; 2004-2009 costs restated according to changes in financial reporting structure introduced in 1Q10
Deutsche Börse “Making Markets Work”

Europe’s largest derivatives market
Attractive / high growth business (2010 margin of 56%,
2000-2010 EBIT CAGR of 40%)
Leading position in European index and long-term interest
rate derivatives
Growing demand due to structural drivers
Risk management and new customer groups
Increased use of equity derivatives by investment funds
Application of algorithmic trading
Most sophisticated risk management in the world
Eurex Clearing is Europe’s largest clearing house with more
than €8,000bn in risk exposure cleared every month
Global derivatives, ADV (mn) – 2010
First clearing house to offer real-time risk monitoring and
data for derivatives
Client asset protection services offer full protection of client assets and allow for immediate portability of positions to
other clearing members
Instituting portfolio based risk methodology that allows for cross-margining between listed derivatives, OTC interest
rate swaps and equity derivatives
Source:  Company filings, Futures Industry Magazine (March 2011)
Eurex – Leading provider of derivatives and risk management
Deutsche Börse “Making Markets Work”

Key highlights
Key piece of global financial infrastructure (110 countries, 51 markets) provides platform to drive penetration of other products
German CSD accounts for less than 20% of revenues
Development of key indicators 2005 to 2010
Primary activity in international OTC fixed income (i.e. Eurobonds)
Leading provider of custody, cross-border settlement and
collateral management services
Deposit funding from high-investment grade customers
(custodians, banks and central banks)
Clearstream with strong “AA” rating profile
Uniquely positioned to take advantage of capital market trends:
Settlement infrastructure overhaul in Europe
(e.g. “Target 2 Securities” initiative) and
Demand for collateral management services
Established Asian business with Singapore operations hub and growing partnership with CETIP in Brazil
2010 revenues: €820mn
1
Breakdown of 2010 total revenues
2005 2010 CAGR
Sales revenue €631mn €761mn 4%
Assets under
custody
€8.1tr €10.9tr 6%
Settlement
transactions
88mn 116mn 6%
GSF outstandings €188bn €522bn 23%
Source:  Company filings
1) Revenues include net interest income from banking business
Clearstream – Poised for growth and positively exposed to rising rates
Deutsche Börse “Making Markets Work”
GSF
8%
Net Interest
Income
7%
Other
14%
thereof:
Investment
Fund
Services
4.5%
Domestic
Custody and
Settlement
12%
International
Custody and
Settlement
59%

Market Data & Analytics –
Platform with strong index portfolio
Xetra –
Leading cash business with diversified offering
Premier index management and benchmarking business in
STOXX
Front office
data -
Xetra/Eurex
44%
Issuer, mid-
and back-
office data
20%
Front office
data - Others
36%
2010 revenues: €225mn
Floor trading
9%
Connectivity
8%
Xetra
electronic
trading
system
39%
Central
counterparty
for equities
17%
Other¹
27%
One of the largest liquidity pools in Europe with over 590,000 tradable instruments (stocks, bonds, certificates, warrants,
ETFs/ETCs/ETNs)
Best in class analytics and algorithmic trading offerings
AlphaFlash: machine readable economic / corporate news feed
CEF: low-latency real-time data feeds
Superior price discovery, transparency of a regulated market, integrated process chain from trading to clearing and transaction settlement – more than 189mn transactions processed in 2010
Complete buy side and sell side offerings covering full range of assets classes (equities, derivatives, fixed income, commodities)
Diversified and stable revenue mix with ~35% non-transaction based revenues (listings, connectivity and technology)
Non-transaction related revenue with a high recurring base Efficient, high performance platform with margins consistently above 45%
2010 revenues: €262mn
Source:  Company filings
1) Other includes income from listing and cooperation agreements and IT sales revenue
Leading European cash market and superior market data product suite
Deutsche Börse “Making Markets Work”

Expenditures for organic growth initiatives and infrastructure raised to ~€120mn in 2011
Initiatives include expansion of product offering and development of new technology
Focus is on clearing and risk management
Implementation of €150mn efficiency program accelerated by one year to 2012
Guidance for operating costs in 2011 reduced to €890mn (from €925mn)
Move to Eschborn resulted in further decrease of Group tax rate (26% in 1Q11)
Focus is on maintaining the strong financial position and excellent “AA” credit rating profile
Sound capital position; no significant increase of capital requirements expected
Stable dividend of €2.10 per share paid for 2010 (2009: €2.10)
Continued focus on growth and operating efficiency while maintaining strong financial position
Deutsche Börse “Making Markets Work”
Growth
Operating
efficiency
Capital
management

Expand existing
business
1
Explore new
product
segments
2
Tap new growth
regions
3
Expand value
chain
4
New trading technology (Optimise)
Functional service enhancements (e.g. co-location,
collateral re-use)
Partnerships (e.g. OTC trade repository with BME)
Commodities (ETC’s, Xetra-Gold
®
), energy and
emission rights (EEX)
OTC derivatives clearing (credit, interest rate
and equity derivatives)
Asia (e.g. KOSPI
®
future, SGX cooperation,
Sensex, Clearstream operations in Singapore)
South America (CETIP)
Eastern Europe (e.g. opportunities in Russia)
Risk management services (e.g. GC Pooling
®
)
Order capturing (e.g. quote request functionality for
buy side RFQ-hub)
Investment decision services (e.g. algo news feeds)
Existing
Business
Dimensions Examples
Growth strategy defined along four dimensions
Deutsche Börse “Making Markets Work” / Growth
1
2
3
4

Xetra DAX XLM in basis points for €25,000 volume
1
6.8
6.9
7.7
14
6
4
2
0
-12%
1Q11 2010 2009
12.9
2008
12.6
2007
1) XLM quantifies the Market Impact costs in a single figure. The measure is calculated over the whole trading day for every instrument in continuous trading on Xetra. The lower the XLM the less
Market Impact costs arise trading an instrument, the higher is the instrument’s liquidity and efficiency in order book trading.
2) Independent provider of best execution analyses; February 2011 report
Market quality measured with the Xetra Liquidity Measure (XLM; implicit transaction costs) has improved significantly since 2006; spike in 2008 and 2009 crisis/uncertainty related
LiquidMetrix
2
reported “Xetra had the lowest spread and deepest order books in DAX instruments”
Market share in DAX instruments over the last 12 months stable at around 70 percent
Xetra trading volume (monthly average; €bn)
1Q11
+36%
120
2010
103
2009
88
2008
179
2007
204
Volume recovery and improvement of market quality
Deutsche Börse “Making Markets Work” / Growth / XETRA

International participant network and diversified order flow
Deutsche Börse has the largest participant
network amongst European exchanges: 251
member firms and more than 4,600 traders
10 new member firms have been connected in
2011 accounting for 2 percent of trading volume
New 10 Gigabit data link between Frankfurt and
London in conjunction with a new Access Point
in the UK allows for lowest possible latency
Increased data center capacity and further
improved execution times for co-location
customers as part of Equinix cooperation
Introduction of FIX interface in 2011 to allow for
fast and cost efficient member connection
Xetra network
Diversified order flow
Proprietary, arbitrage & high frequency trading
Institutional
Investors
Retail
Investors
“Liquidity attracts liquidity”: High liquidity and
diversified order flow attracts broad range of
customer types
UAE
Spain
Italy
Luxembourg
Ireland UK
Sweden
Netherlands
Germany
Hungary
France
Belgium
Gibraltar
Switzerland
Czech Republic
Cyprus
Bulgaria
Austria
Deutsche Börse “Making Markets Work” / Growth / XETRA

Results
By far broadest product range and straight-through-processing distribution network in Europe:
Objectives
Harmonization of trading infrastructure to increase operating efficiency for market participants and Deutsche Börse
Improved technology for reliable trading and low latency
International access to all products traded on the Frankfurt Stock
Exchange through Xetra network (doubles member base for floor trading)
Improvement of market quality through:
Performance oriented incentive schemes
Integrated fee model under which market specialists are
compensated by Deutsche Börse
Specialist as experts in development of corporate trading and partner to issuers
On 23 May 2011 the
Frankfurt floor trading
has been successfully
migrated to the Xetra
trading system
Floor migration to Xetra system further expands network
More than
700.000 products
~10.000 equities
~850 ETFs & ETPs
~25.000 bonds
~3.000 mutual funds
~700.000 certificates & warrants
Deutsche Börse “Making Markets Work” / Growth / XETRA

Highly attractive ETF product offering
2007 2008 2009 2010 1Q11
ETFs ETPs
64
82
121
167
171
278
401
759
787
547
2007 2008 2009 2010 1Q11
Assets under Management Listed products
ETFs: Assets under management (€bn) & listed products
Order book turnover (€bn)
9.3
11.0
12.0
14.6
17.5
Europe’s first ETF segment launched in 2000;
since then leading platform for ETFs
Offering characterized by:
Efficient trading model and CCP
Attractive market maker program
High transparency standards with indicative
net asset value measurement
Cross asset class implementation of
investment and trading strategies
(derivatives, equities and ETFs)
Excellent growth rates both in terms of assets
under management (€171bn) and number of
products available (~800)
In 2006 introduction of Exchange Traded
Commodities (ETCs) and in 2009 introduction of
Exchange Traded Notes (ECNs) to further
diversify offering
1) Exchange traded products: ETCs (exchange traded commodities), ETNs (exchange traded notes)
1
Share of total Xetra turnover
4% 6% 12% 13% 14%
Deutsche Börse “Making Markets Work” / Growth / XETRA

Products/
Markets
Distribution
Clearing
Technology
Grow network
Asia growth initiative
Manage risk & settlement
Risk and Collateral Management,
OTC Clear, Client Asset Protection
Offer state of the art technology
New interfaces, connectivity and
backend systems
Add products/markets
Dividend products
Eurex Repo
EEX
Eurex business model – Success factors
Eurex: Global industry leadership
Eurex is growing in all key dimensions
Deutsche Börse “Making Markets Work” / Growth / EUREX
I
II
III
IV

Sales
19 Direct memberships plus 1 branch (Dubai: 4 + 1 branch, Singapore: 4, Hong Kong: 4, Taiwan: 5,
Australia: 1)
Penetration in new markets initiated: Taiwan (2009), South Korea (2010), India (2010), Mainland China
(2011)
21mn contracts traded out of Asia in 2010: increase of 29% vs. 2009 and 270% vs. 2008
Launch of the Asia Training & Education initiative in August 2010, with more than 500 industry professionals trained in Taiwan, Hong Kong, Singapore, India, Japan and Mainland China so far
Regulatory
Relationships with all relevant regulatory bodies established (MAS Singapore, SFC Hong Kong, FSA Japan,
ESCA Abu Dhabi, DIFC Dubai, ASIC Australia, SFB Taiwan)
Product
cooperations
Korea Exchange (KRX)
Implementation of Eurex/KRX link launched with the listing of Eurex KOSPI product in August 2010
166,000 contracts traded in 2010; ADV of 17,000 contracts year to date
1mn contracts traded since launch
Other co-operations under build up; Singapore Exchange (SGX) / EURO STOXX 50® derivatives denominated in USD, Tokyo Financial Exchange (TFX) / DAX CFD on TFX; Bombay Stock Exchange
(BSE): SENSEX futures and options on Eurex.
Achievements
Representative offices set up in Hong Kong (new access point will go live in June), Tokyo and a branch office in Singapore
Infrastructure
Distribution: Significant growth in volumes and memberships from
Asia
Deutsche Börse “Making Markets Work” / Growth / EUREX

Income protection – Dividend derivatives allow investors to lock in expected & implied dividends to assure income returns
Hedging of dividend risk – Particularly for structured products and equity options
Isolation of price return/capital growth on equities
Underlying for dividend linked securities
Key drivers
In June 2008, Eurex launched its Euro
STOXX 50® index dividend futures
Volumes increased to around 5mn
contracts in 2010
Dividend index derivatives accounted
for ~€12mn sales revenue in 2010
At the end of April 2011, open interest
was ~651,000 contracts
In 2010, expanded product offering with
the launch of single stock dividend
futures and options on Euro STOXX
50® index dividend futures
0
100,000
200,000
300,000
400,000
500,000
600,000
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
Order book volume OTC volume Open interest
Products: Strong growth in Eurex EURO STOXX 50® index dividend futures, dividend product group expanding
Deutsche Börse “Making Markets Work” / Growth / EUREX

1) 20 day moving average; single counted
2) Includes multi-currency repo volumes
Eurex Repo operates markets in secured funding and
financing with more than 300 financial institutions and
more than 1,200 users across Europe
EUR Market: +24% (€126.7bn)
GC Pooling Market: +23% (€ 98.7bn)
CHF Market: +77% (CHF197.9bn
2
)
Average outstanding volume in March 2011
EUR
Market:
80 (+9 in 2011)
Thereof GC Pooling: 64
CHF
Market:
173 (+2 in 2011)
Participants
Development of outstanding volumes
1
GC Pooling & EUR Repo Market
Anonymous, quote-driven market model with CCP
Collateral management & settlement at Clearstream
CHF Repo Market & OTC Spot Market
Bilateral market model
Settlement at SIS/SIC
Multi-currency segments (CHF, EUR, USD, GBP)
Eurex Repo Markets
€250bn
€200bn
€150bn
€100bn
€50bn
2001 to 2010 CAGR: 31%
Markets: Eurex Repo is growing in all segments; increasing demand for secured money market products
Deutsche Börse “Making Markets Work” / Growth / EUREX

Eurex/EEX will play
an active role in the
ongoing market
consolidation process,
based on its core
competencies:
distribution,
products,
technology and
clearing
Utilize the global distribution network of Eurex,
particularly to extend the reach of EEX to the US and Asia
Become a multi asset class provider, in order to satisfy
financial investor's demand for non-financial
trading opportunities (and vice versa)
Make available Eurex technology to other EEX
market places, fostering market linkage initiatives
Expand the clearing link between Eurex Clearing and
European Commodity Clearing to foster interaction between
participants in the financial and the physical market
Distribution
Products
Technology
Clearing
Deutsche Börse “Making Markets Work” / Growth / EUREX
Markets: European Energy Exchange (EEX) will be the leading
European market place for energy

Technology: Major technology initiatives well under way
New interfaces Enhanced connectivity
New Direct Trading Interface (DTI)
and Market Data Interface (MDI)
at ISE
New FIX interfaces at Eurex for:
- order management (FIX)
- market data (FIX/FAST)
- Clearing (FIXML)
New 10 Gigabit network
connectivity in Equinix to provide
higher throughput and lower
latency
Equinix data center becomes true
co-location site (matching engines
moving to Equinix)
2011
New backends
New trading platform being rolled
out at ISE; 900 of 2000 products
migrated to date – to be
completed in July
Migration successful to date
Positive customer feedback on
overall performance
New risk calculation platform
New trading system
New clearing system
Benefits
Introduction of zero footprint
interfaces – minimizing customer
impact
Enhanced throughput and
minimized latency
Increased operating efficiency,
performance and shortened
release cycles
Faster time to market for new
functionality and new products
201X
Deutsche Börse “Making Markets Work” / Growth / EUREX

Effective Risk Management services -
Portfolio risk management
Cross margining between listed and OTC;
significant margin and collateral efficiencies
Eurex Clearing CCP services for OTC
Derivatives
Eurex OTC Interest Rate and Equity Derivatives
Eurex OTC Securities Lending
Collateral management services
Accepted collaterals
Collateral locations
Client Asset Protection service
Protection of client assets
Immediate portability of positions and assets
Market requirements Eurex Clearing services expansion
Capital efficiency
Demand for
clearing of OTC
transactions
Operational
efficiency,
Legal certainty
Strategic objective
Industry leader in
risk management
methodology and
functionality
Full service
offering and product
coverage across
asset classes for
clearing European
listed and OTC
derivatives
CCP of choice for
Buy-Side:
Strong
Default Protection
Clearing: Eurex Clearing is enhancing risk management and growing service offering
Deutsche Börse “Making Markets Work” / Growth / EUREX

Grow network
Enhance global distribution
reach across geographies and
customer target groups
Manage risk & settlement
Enhanced risk management and
expanded clearing service
offerings
Offer state of the art technology
Industry leader in efficient market
operations based on superior
system performance, integrity and
resiliency
Add products/markets
Broaden product and service
offerings across asset classes
Eurex: Global industry leadership
Eurex is well positioned for future growth
Eurex business model – Success factors
Deutsche Börse “Making Markets Work” / Growth / EUREX
Products/
Markets
Distribution
Clearing
Technology
II
I
III
IV

Sustainable growth delivery through content innovation
122 122 122
130
148
168
181
189
225
46
45 46
59
88
107
106
128
36
2002 2003 2004 2005 2006 2007 2008 2009 2010
Sales revenue EBIT
MD&A supplies tradable content to capital market
stakeholders worldwide
Business is based on less volatile revenue drivers
compared to Deutsche Börse’s trading businesses:
Trading Signals: number of units with access
(i.e. legal entities, people, terminals,
computers)
Indices + Benchmarks: number of issuers and
underlyings, trading activity and assets under
management
Others: number of content offerings,
subscribers and transactions
Ongoing introduction of new tradable content: 15%
of sales revenue generated with products that have
been on the market for less than 3 years
Increasing revenue share from products
independent of Deutsche Börse´s venues
Products also serve as a basis for revenue
generation in other segments (e.g. DAX future, ETF
listings)
Sales revenue: 11% CAGR
EBIT: 19% CAGR
1) Adjusted for restructuring expenses
1
Deutsche Börse “Making Markets Work” / Growth / MD&A
Sales revenue and EBIT (€mn)

Launch of AlphaFlash Asia
products (Events from China,
Japan, Singapore, Australia)
Launch of AlphaFlash
Corporate News Germany
Launch of InsightMed –
Pharma sentiment signals
Roll out of AlphaFlash feeds to
Asian data centers (Sydney,
Singapore, Tokyo)
Achievements in 2010 & 1H11
Expand connectivity to
AlphaFlash into Latin
America data centers and
other hotspots, globally
Launch AlphaFlash Global
Treasury Auctions
Roll out AlphaFlash
Corporate News to other
listing markets
Continuously launch other
new trading signals and
triggers e.g. Eurex ICAP
Swap Spreads
Become leading
independent source of
tradable content for capital
market stakeholders
worldwide
Expand distribution
network for existing and
new content globally
Create new innovative
trading signals and triggers
Strategic Aspirations Outlook 2H11 & 2012
Trading Signals: Leading source of tradable content, globally
Deutsche Börse “Making Markets Work” / Growth / MD&A

Launch of the new global family
of STOXX in February with
more than 1200 new indices
Launch of innovative strategy
indices, e.g. Faith based
indices (Christianity index,
Islamic indices), new
sustainability indices (ESG
leaders indices, Sustainability
index) and risk control indices
Establishment of dedicated
sales and customer service
teams in the US, Hong Kong
and Singapore
Migration to new index
factory - development and
calculation platform
(Indexium) increasing
flexibility and innovation
speed
Global index family of
STOXX
Ongoing introduction of
innovative specialty/
strategy indices overlaying
the global family
Become recognized leader
for tradable indices
worldwide
Position global family and
associated datasets in the
benchmarking world
(buyside)
Generate substantial
revenues in all regions
across the globe,
especially from new clients
operating out of the US
and Asia
Indices and Benchmarks: Global roll-out of STOXX indices
Achievements in 2010 & 1Q11
Strategic Aspirations Outlook 2011 & 2012
Deutsche Börse “Making Markets Work” / Growth / MD&A

Key highlights
Key piece of global financial infrastructure (110 countries, 51 markets) provides platform to drive penetration of other products
German CSD accounts for less than 20% of revenues
Development of key indicators 2005 to 2010
Primary activity in international OTC fixed income (i.e. Eurobonds)
Leading provider of custody, cross-border settlement and
collateral management services
Deposit funding from high-investment grade customers
(custodians, banks and central banks)
Clearstream with strong “AA” rating profile
Uniquely positioned to take advantage of capital market trends:
Settlement infrastructure overhaul in Europe
(e.g. “Target 2 Securities” initiative) and
Demand for collateral management services
Established Asian business with Singapore operations hub and growing partnership with CETIP in Brazil
2010 revenues: €820mn
1
Breakdown of 2010 total revenues
2005 2010 CAGR
Sales revenue €631mn €761mn 4%
Assets under
custody
€8.1tr €10.9tr 6%
Settlement
transactions
88mn 116mn 6%
GSF outstandings €188bn €522bn 23%
Source:  Company filings
1) Revenues include net interest income from banking business
Clearstream – Poised for growth and positively exposed to rising rates
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM
GSF
8%
Net Interest
Income
7%
Other
14%
thereof:
Investment
Fund
Services
4.5%
Domestic
Custody and
Settlement
12%
International
Custody and
Settlement
59%

Revenue and Expense development (€mn)
Custody: Growth in international assets under custody,
despite reduction in structured products
Settlement: German domestic market reduced in line with
market evolution
Net interest income: customer overnight deposits
averaged €7.0bn in 2010, €8.1bn in 1Q11
Strong volume increase in Global Securities Financing
volumes also strengthening custody market share
Sales revenue less operating expenses (€mn)
1
Cost drivers
1) Sales revenue excluding net interest income
2) Operating expenses exclude restructuring expenses 2010: €45.5mn; 2009: €12.5mn
Resilient revenue in core activities paired with strict cost management as foundation of future growth
Revenue drivers in 2009 and 2010
Cost synergies delivered by the Clearstream integration
and the Restructuring and Efficiency Program underpin a
consistent cost performance
Operational capacity increased significantly against a
reduced cost base; volumes handled per staff member
increased by 75% between 2004 and 2010
Operations nearshoring to Clearstream Operations
Prague covering 140 positions and being extended in
2010-2012 within the Group Restructuring and Efficiency
program
579
631
702
771 773
743 761
(521)
(532) (553)
(642)
(535) (524)
(495)
2004 2005 2006 2007 2008 2009 2010
Sales revenue NII Operating expenses
58
99
149
129
238
219
266
2004 2005 2006 2007 2008 2009 2010²
76
112
150
231
97
59
237
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM

1) International OTC settlement transactions; monthly averages for the period in million
Net interest income expected to benefit from growth of cash balances and positive interest rate cycle
Settlement transactions
1
& cash balances Central bank rates & net interest income
1.3
1.4
1.7
1.8
1.9
2.3
2.5
€ 8.1
€ 6.9
€ 5.7
€ 5.6
€ 6.4
€ 3.8
€ 3.7
0
0.5
1
1.5
2
2.5
3
2005 2006 2007 2008 2009 2010 1Q11
0
1
2
3
4
5
6
7
8
9
Settlement transactions in mn Avg. cash balances in €bn
`
59
113
151
231
237
97
16
0
50
100
150
200
250
2005 2006 2007 2008 2009 2010 1Q11
0
0.2
0.4
0.6
0.8
1
1.2
Net interest income in €mn Fed fund rate
ECB refinancing rate
`
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM

Regulatory capital requirements (€mn) Risk profile
Clearstream operates with a conservative risk profile
Risk weighted assets are driven by overnight
investment of customer cash
Money market investments made with highly rated
counterparties on a collateralized basis
Credit facilities intended for intraday usage to
facilitate efficient settlement
Credit exposures in cash and securities lending
largely collateralized
Capital base comfortably covers operational risk
under Advanced Measurement Approach
Significant buffer to cover growth and Basel III
requirements
811
732
650
666
659
799
763
92
114
130
171
287
354
211
2004 2005 2006 2007 2008 2009 2010
Total (Tier 1) Capital Capital Requirement
\
70.2% 51.4% 40.0% 31.2% 18.4% 18.1% 28.9%
1
1) Risk weighting of exposures collateralized with senior obligations of highly rated issuers (e.g. Grand Duchy Luxembourg) reduced by the supervisor in 2010
Total capital ratio
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM

GSF outstandings (€bn)
Clearstream has developed into a global liquidity and risk management hub by expanding the GSF service offering
Liquidity and risk management hub for the industry
By significantly expanding the service offering beyond
settlement and custody Clearstream has developed into a
liquidity and risk management hub for the financial industry
The liquidity and risk management hub delivers integrated
securities lending, borrowing and collateral management
services in cash, fixed-income and equities as part of the
GSF offering
Clearstream’s sophisticated systems allow a high degree
of flexibility enabling the broad range of participants to
implement individual service requirements
Seamless connections to GC Pooling, a Eurex service,
which enables re-use of securities at the Bundesbank in
order to access ECB liquidity
As part of the global liquidity hub concept Clearstream is
delivering: multi currency eligibility, multi time-zone
eligibility, multi central bank money access eligibility and multi segment eligibility.
The evolution
€ 0
€ 100
€ 200
€ 300
€ 400
€ 500
€ 600
Jul-03 Dec-04 Jul-06 Jan-08 Jul-09 Jan-11
  2009 2010
Peak (€bn): 15 Dec 2010 512 576
Participants 375 413
Securities lending pool (€bn) 285 300
Daily collateral movements 38,000 40,000
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM

Strong foundation for growth
Through its Investment Fund
Services offering, Clearstream
seeks to establish a European
Funds Hub
The open architecture order
routing platform, Vestima +,
gives access to a wide number
of fund distributor clients
Clearstream’s Central Facility
for Funds enables Transfer
Agents to centralize
subscriptions and redemptions
on one Clearstream account
providing agents with
efficiencies and distributors with
access to secondary settlement
Current strategic investments
will provide a foundation to
accelerate:
the centralization of funds
issuance
the globalization of ETFs in the
international funds space
Number of Vestima
+
clients
0
50
100
150
200
2004 2005 2006 2007 2008 2009 2010
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
2004 2005 2006 2007 2008 2009 2010
220
158 193
162
113
76
4,192
5,170
7,552
7,925
6,088
7,039
8,100
147
Market potential (€bn)
1
Clearstream Luxembourg Ireland Rest of world
Investment Fund Services 2009 2010 1Q11
Total Sales Revenue (€mn) 45.4 53.1 15.1
1) Total Net Asset Values of Funds issued by jurisdiction, 2010
Clearstream seeks to establish a European funds hub as part of the
Investment Fund Services offering
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM

2006 2007 2008 2009 2010 2011 2012 2013 2014
MIFID1, Code of Conduct ECB / CESR - EMIR – SLD – CSD Regulation – UCITS IV – Basel III – CRD IV
Magellan strategy
Interoperability / partnerships
Excellence in asset servicing
Global collateral management
Market solutions for investment funds
Clearstream
strategy
External
environment
Link Up
Markets
ECB TARGET2-Cash
Euroclear Single Platform
Custody (phased implementation)
Euroclear Single Platform
Settlement (on-hold since Q1/2009)
Attempts by custodians to move down value chain / Infrastructure providers to move up the value chain
ECB TARGET2-Securities (T2S)
Value Added Services
Global Liquidity Hub
European Funds Hub
Actively positioning Clearstream in a changing environment
Markets in Financial Instruments Directive (MIFID)
European System of Central Banks (ESCB); Committee of European Securities
Regulators (CESR)
European Market Infrastructure Regulations (EMIR)
Clearstream 2013 Strategy
Cross Border Services
Global Value Added Services
Asia Pacific and Latin American reach
Securities Law Directive (SLD)
Undertaking for Investments in Transferable Securities IV (UCITS IV)
Capital Requirements Directive IV
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM

T2S will expose Clearstream to
migration costs in the period
2011 to 2015 and higher
marginal costs once launched,
but …
… T2S will also accelerate
Clearstream’s entry into the €1–
2bn custody agency market in
Europe as one of a few relevant
providers
Collateral Management
Services via the Liquidity
and Risk Management
Hub will be a key
differentiator
Full market and asset
class coverage: fixed
income, equities and
investment funds
Value added
services
Broad market coverage
supported by Link Up
Markets and, ultimately,
T2S
Reliable and STP
process
CSD and ICSD
settlement
Pan-European
custody
European market infrastructure developments
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM
Competition for domestic settlements open up significant market opportunities;
Clearstream positioned to succeed by building on Cross Border Services, custody excellence and the Risk Management Liquidity Hub:

Funds
order
routing
Domestic
CSD
Cross
Border
CSD
Settle-
ment
Multi-
venue
local
custody
General
Clearing
Services
(GCM)
Cross
Border
asset
servicing
Funds
issuance
Securities
Lending
Fund
Account-
ing
Fund
Admin
Asset
Manager /
Hedge
Fund
services
Asset
Mgt /
Advisor
State Street
Primary
securities
issuance
Internal
Settle-
ment
netting
Repo /
Collateral
Mgt
Corp-
orate
Trust
BNYM
Clearstream
Euroclear
BNP Paribas
Securities
Services /
Citibank GTS
SIS
DTCC
1
1) In conjunction with partners
Clearstream’s strategy will increase its coverage of  the securities processing value chain
1
Deutsche Börse “Making Markets Work” / Growth / CLEARSTREAM
Market infrastructure providers (CSD / ICSD)
Banks / Global Custodians

Processing more volume while containing cost
For the past years, Deutsche Börse IT managed higher processing volumes at stable cost
Example: Eurex Production Backend Operations
Deutsche Börse experienced continuous growth of transaction volume
With respect to the exchange systems, quote volume increase is outpacing growth of trading) volume
While extending and enhancing the systems, Deutsche Börse IT kept operating cost contained
Quote volume increase due to
growing share of high-frequency
trading
Cost relating to IT operation of the
Eurex trading and clearing backend
have been contained despite
growing system size, complexity,
and performance
CAGR
0
2
4
6
8
10
12
14
2005 2006 2007 2008 2009 2010 1Q11
Cost Quotes
51%
Quotes
5% Cost
Deutsche Börse “Making Markets Work” / Growth / IT

Initiatives in order to further improve
performance:
1.
A new host infrastructure allows for an
additional latency decrease of 30%. At
the same time, enlarged co-location
facilities will allow to offer performance
services to more customers, while an
enhanced co-location network
infrastructure further reduces latency.
Implementation starts in Q3 2011.
2.
The new system platform is designed to
incorporate high-performance hardware
and software components, where
appropriate. At OptimISE, latency
values of 300 µs are currently
measured in production.
The global trend towards automated and algorithmic trading is driving throughput and latency requirements of trading systems
To address this trend, Deutsche Börse IT continuously increased the performance of trading infrastructures and rolled out new low-
latency interfaces
Over the past years, Deutsche Börse IT squeezed transaction latency below 1 ms (30% quantile of Eurex transactions, measured at gateway)
Deutsche Börse IT is continuously decreasing round-trip times while increasing system capacity
Further performance enhancements
Ever faster processing
Deutsche Börse “Making Markets Work” / Growth / IT
Eurex: Evolution of quote volume and latency
0.9 ms
Projection
Quote CAGR = 50.9%
Latency CAGR =
- 46%
1)
2)
0
100 mn
200 mn
300 mn
400 mn
500 mn
600 mn
700 mn
800 mn
0
10
100
Round-trip time (30% quantile) Projected RTT
Quotes Projected Quotes

Design principles for Deutsche Börse IT's forward-looking application architecture:
Automated regression test
allowing for fully tested
software adaptation in less
than one week
Zero footprint and standards-
based interfaces supporting
backward compatibility
eliminate impact for
customers. This makes
backend changes
independent from customers
Increase of release frequency
The delivery of release
requirements is more efficient
based on the new software
development methodology and
DBG's new application
architecture: up to 40% less effort
for the same demand. This also
reduces elapsed construction time
More efficient service adaptation
Broader choice of software
solutions, including own-
developed, commercial and open
source software. Thus, the
selection of most adequate
solution for the requirement is
possible
Since non-differentiating software
can be purchased, more
development work is available for
differentiating the service
Choice of components
Clear, modular concept, allowing a choice between self-developed software and third-party components and among the latter between Open Source and commercial products
Strict separation of technical and functional layers, featuring high reuse of technical and non-differentiating functional components
Continued rollout of messaged-based zero footprint interfaces, comprising high-performance trading interface solutions and standards-based interfaces for trading and clearing
Software Development Methodology featuring agile concepts as well as an increased degree of automation in code build, test and documentation, in particular including an automated system and regression test
New architecture and development principles featuring “More and Faster”
Deutsche Börse “Making Markets Work” / Growth / IT
Software Architecture and Development Principles
Acceleration of Service Adaptation

Decrease of inventory requirements by better utilization of
infrastructure, using virtualization and Cloud concepts
Streamlined management processes supporting service
delivery
Re-balancing of system load through dynamic allocation
of resources and also providing better means of disaster
recovery
Choice of hardware vendors (resulting from
the Linux-compatibility of DBG-IT's platform
architecture) yields higher purchasing power
The usage of x86-based hardware and Linux
allows usage of off-the-shelf base software
components with minimal adaptation effort
The hardware independence of Deutsche Börse IT's platform strategy provides flexibility to run applications on commodity (e.g. x86-based) hardware and only invest in high-performance hardware where required.
On basis of a homogeneous IT inventory, comprising backend platforms and running Linux as an operating system, this inventory is geared for virtualization and the implementation of a private Cloud. Thus Deutsche Börse IT is able to realize efficiency gains in both inventory and support processes:
Standardized technologies to form large server pools. CPU resources will converge to Linux and open source software: number of Linux servers to double by 2013
Virtualization of hardware resources, decoupling infrastructure from application services
Standardized, integrated network solution for all computer resources
Deutsche Börse “Making Markets Work” / Growth / IT
Provision of Virtualization and a Private Cloud
Making best Use of the Infrastructure
Standardization of hardware inventory and basis software pushes efficiency to a new level
Hardware and base software measures featuring:
Hardware purchasing savings Inventory rationalization
Base software savings

More efficient delivery
of service adaptations
Modularity allows for
selection of
appropriate
components,
providing optimal
solutions
New architecture
opens up a new
dimension with
respect to scaling
Standardization
enhances flexibility in
resource allocation,
e.g., for absorbing
volume peaks
Platform components
at better price /
performance ratio
More More
Automation in
software build and
test allows for
reduction of elapsed
adaptation time
New development
methodology using
agile concepts
provides for
accelerated delivery
Technology stack with
potential for ongoing
improvement of
processing times
Faster Faster
Deutsche Börse IT portfolio is a solid foundation for the future
DBG-IT is prepared to take the challenge of maintaining and improving today's service levels while containing IT costs
Service Delivery Service Adaptation
Service delivery and service adaptation is accelerated and output increased while:
Keeping costs contained
Maintaining or even extending the current high levels of e.g. availability, reliability and scalability of services
Deutsche Börse “Making Markets Work” / Growth / IT
‘More’ and ‘Faster’: We are on track for the future

25
115
150 150
90
35
15
25
110.7
2010 2011E 2012E 2013E
Implementation of program to optimize processes
and costs significantly accelerated (€mn)
Cost savings
Costs for efficiency programs
Franchise supported by disciplined cost structure
Source: Company filings
1) Financials adjusted for non-recurring charges and costs for efficiency programs
2) Total revenue includes sales revenue, net interest income from banking business and other operating income
3) EBIT includes result from equity investments of €5mm in 2005 and €12mm in 2010
Scalable platform and disciplined cost structure
(€mn)¹
2005³ 2010³
EBIT: € 1,091
% margin: 49%
EBIT: € 711
% margin: 39%
Total costs:
€ 1,118
Total costs:
€ 1,147
Total revenue:
€ 1,823
2
Total revenue:
€ 2,227
2
Deutsche Börse “Making Markets Work” / Operating Efficiency

Transition reduced 2011 cost guidance (€mn)
Reduced 2011 cost guidance
1
Operating cost guidance reduced from €925mn to €890mn
and volume related cost guidance changed from €235-
255mn to around €255mn
Guidance for total costs in 2011 is €1,145mn (from €1,160-
1,180mn); on a like-for-like basis, total costs are down to
€1,105mn (adjusted for earnings neutral technical changes
due to volume related costs)
Transition volume related costs
ISE/Xetra: Higher volume related costs due to liquidity
payments as part of revised fee models: +€25mn/+€15mn
Cost savings: Accelerated implementation of efficiency
measures results in €115mn cost savings by 2011 (instead
of €85mn): -€10mn volume related costs
Clearstream: Lower than anticipated increase of volume
related costs: -€10-30mn
Transition operating costs
Cost savings: Accelerated implementation of efficiency
measures: -€20mn operating costs
Depreciation & Amortization: Reduced regular depreciation
of intangibles due to impairments in 2010: -€15mn
20
Reduced
cost
guidance
2011
1,145
890
Operating
costs
255
Volume
related
costs
-
D&A
15
-
Cost
savings
-
Clear-
stream
30
-
Cost
savings
10
+
Xetra
15
+
ISE
25
Original
cost
guidance
2011
1,160-
1,180
925
Operating
costs
235-
255
Volume
related
costs
Volume related cost Operating cost
Technical
change to
volume related
costs
Earnings neutral
because of
corresponding
increase of
sales revenue
Cost reductions volume related
and operating costs
1) Guidance excludes costs for efficiency programs (€20mn) and merger related costs
+€40mn
-€75mn
Guidance for 2011 operating costs reduced
Deutsche Börse “Making Markets Work” / Operating Efficiency

2007 2008 2009 2010 2011E
Tax guidance (effective Group tax rate)
1) Adjusted for non-taxable book gain from sale of Clearstream headquarters (€120mn)
2) Adjusted for ISE impairment and costs for efficiency programs
3) Adjusted for €20mn interest on expected tax payments
35.6%
1
28.5%
26.9%
2
~26%
26.9%
2,3
2007 Effective Group tax rate 35.6%
1
2008 Effective Group tax rate 28.5%, includes the
following effects:
- German tax reform
- ISE acquisition
- Relocation of ~50% of Frankfurt based
staff to Eschborn in June 2008
2009 Effective Group tax rate 26.9% due to ~50%
of Frankfurt-based staff located in Eschborn
2010 Tax guidance for around 26%, reflecting all
Frankfurt-based staff now located in
Eschborn
Effective group tax rate reduced by ~10% within 5 years
Deutsche Börse “Making Markets Work” / Operating Efficiency

Under its Capital Management Policy,
Deutsche Börse from 2005 to 2008
completed the largest capital distribution
program in the exchange industry (€2.9
billion, thereof €1.0 billion dividends and
€1.9 billion share buybacks)
In 2009, Deutsche Börse implemented an
interim holding for Clearstream (“ring
fencing”) to strengthen the “AA” credit rating
Highly cash generative business model
allowed for stable dividend in 2009 and 2010
(€2.10 per share) despite the difficult market
environment at the time
Deutsche Börse “Making Markets Work” / Capital Management
Continuing past practice, Deutsche Börse AG
distributes funds not required for the Group’s
operating business and further development to
its shareholders
The capital management policy foresees a
dividend payout ratio of 40 to 60 percent
complemented by share buy-backs
Both distribution components are subject to
capital requirements, investment needs and
general liquidity considerations
Due to its considerable clearing and post-
trading business activity, Deutsche Börse
Group is focused on maintaining a strong credit
and rating profile, including Clearstream
Banking S.A.’s strong “AA” credit rating
Capital Management Policy
Deutsche Börse is focused on maintaining its strong credit and rating profile while pursuing an attractive distribution policy

Capital management metrics Minimum requirements Actuals (31 December 2010)
Interest coverage (Group level)
EBITDA to interest expenses
from financing activities
16.0x
Tangible equity
Clearstream International S.A.
Clearstream Banking S.A.
€700m
€250m
Subordinated participation rights
Issued by Clearstream Banking S.A. to
Deutsche Börse AG
€150m
Solvency ratio
Clearstream subgroup
Eurex Clearing AG
8.0%
8.0%
16.8x
2
€799m
€526m
€150m
28.9%
64.2%
Ratings Deutsche Börse AG “AA” Standard & Poor’s
Clearstream Banking S.A. “AA” Standard & Poor’s, Fitch Ratings
Capital Management – Overview key metrics
Deutsche Börse “Making Markets Work” / Capital Management
1
1) For calculation of interest coverage ratio only 50 percent of the interest expenses for the hybrid bond are applicable; adjusted for costs for efficiency programs
2) FY2009

47 POWERING THE EXCHANGING WORLD

Strong 1Q11 highlights strength and operating leverage of our model
Further evidence of our ongoing transformation
Our strategy is to build a capital markets community and drive the evolution of the exchange industry
Leverages leading position in the global capital markets to bolster service offerings and create the hub that brings together a capital markets community to facilitate and drive innovation
Generates value for NYX shareholders through operating leverage and new revenue opportunities
Reduces dependency upon cyclical markets; enhances competitive position
Strong shareholder returns since 2009 validate our direction
Combining with Deutsche Börse accelerates our successful strategy
Compelling rationale in terms of both strategy and savings
Positioned to lead industry evolution
Substantial balance sheet strength
Moving forward from a position of strength
NYSE Euronext “Powering the Exchanging World”

(mn, except per share data)
1) Includes activity assessment fee
2) Transaction-based expenses include Section 31 fees, liquidity payments, routing and clearing fees
3) Results exclude the impact of merger expenses and exit costs
4) Results exclude deferred tax benefit
1Q11 financial results
NYSE Euronext “Powering the Exchanging World”
% 1Q11% 1Q11
1Q11 4Q10
4
vs. 4Q10 1Q10 vs. 1Q10
Total Revenue
1
$1,148 $1,045
10%
$1,083
6%
Transaction-based Expenses
2
$469 $432
9%
$438
7%
Total Revenues, Less Transaction-based Expenses $679 $613
11%
$645
5%
Fixed Operating Expenses
3
$415 $425
(2%)
$427
(3%)
Operating Income
3
$264 $188
40%
$218
21%
Net Income
3
$177 $120
48%
$140
26%
Diluted EPS
3
$0.68 $0.46
48%
$0.54
26%
Diluted Share Count (in millions) 262 262 261
Operating Margin
3
39% 31% 8 ppts 34% 5 ppts
EBITDA Margin
3
49% 44% 5 ppts 44% 5 ppts

1) Defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments and routing and clearing fees. Information Services and Tech Solutions are total revenue
2) Excludes impact of merger expenses and exit costs
Net
revenue
(mn)
Operating
income
(mn)
Operating
margin (%)
$ 328 $ 310 $ 312
1Q10 4Q10 1Q11
$ 125
$ 99
$ 106
1Q10 4Q10 1Q11
34
32
38
1Q10 4Q10 1Q11
$ 236
$ 188
$ 224
1Q10 4Q10 1Q11
$ 146
$ 91
$ 130
1Q10 4Q10 1Q11
58
48
62
1Q10 4Q10 1Q11
NYSE Euronext
$ 679
$ 645
$ 613
1Q10 4Q10 1Q11
$ 264
$ 188
$ 218
1Q10 4Q10 1Q11
34
31
39
1Q10 4Q10 1Q11
Cash Trading and
Listings
Derivatives
Info. Services and Tech
Solutions
$ 116
$ 114
$ 110
1Q10 4Q10 1Q11
$ 28
$ 28
$ 17
1Q10 4Q10 1Q11
15
25
24
1Q10 4Q10 1Q11
Consolidated Primary segments
Strong performance across the platform
NYSE Euronext “Powering the Exchanging World”
2
1

Strong 1Q11 powered by execution against our strategy
NYSE
NYSE
Amex
NYSE
Arca
Euronext
NYSE
Arca
NYSE
Liffe
NYSE
Amex
NYSE
Liffe U.S.
Market
Data
Transaction
Services
Infra-
structure
Derivatives Cash Trading and Listings
Information
Services and
Technology solutions
# 1 in global IPOs in 1Q11
2 companies transferred from Nasdaq with
2 additional transfers announced, building
on 14 transfers in 2010
European cash trading ADV up 32% YoY
and 29% QoQ
Improved U.S. cash equities trading
revenue, market share stable
Successful launch of NYSE Liffe U.S.
and NYPC
Market share of approximately 2-3% of
Eurodollars
Open interest growing
Breadth of client activity continues to
expand with strong pipeline of
meaningful market participants
Rebound in NYSE Liffe volumes in 1Q11
up 34% QoQ (ex. Bclear)
U.S. Options ADV up 19% YoY and QoQ
Record quarterly revenue;
operating margins of 24%
Successful launch of MTF for
Goldman Sachs; hosted and
managed by NYSE
Technologies
Migration to Mahwah for
NYSE Arca
1st major “Infrastructure-as-a-
Service” deal signed with tier
1 financial services firm
NYSE Euronext “Powering the Exchanging World”

Benefits of diversification in uncertain environments
NYSE Liffe
ADV Contracts (000)
U.S. Cash
ADV Shares (mn)
U.S. Options
European Cash
ADV Trades (000)
ADV Contracts (000)
Bclear
3,879
2,876
3,862
972
861
771
4,851
3,737
4,633
1Q10 4Q10 1Q11
2,541
2,233
2,309
1Q10 4Q10 1Q11
1,369
1,400
1,803
1Q10 4Q10 1Q11
3,713 3,715
4,408
1Q10 4Q10 1Q11
NYSE Euronext “Powering the Exchanging World”

Our strategy illustrated: Innovation and collaboration
+
NYSE Liffe in Europe sponsors initiative with
proprietary, proven technology
Existing clients natural equity partners
Global client base already connected via the
SFTI network
Long-standing partnership with DTCC
Provides unprecedented level of transparency
reducing systemic risk
Eliminates split-margin pools and provides capital
efficiency
Existing client relationships enabled partnership
with critical industry players from sell-side, buy-
side and retail
NYSE floor, NYSE Arca options technology and
options operations scaled with minimal new cost
14% market share developed from ~$100mn
acquisition cost
Value of the community Results
NYSE Liffe U.S. Eurodollar Futures Open Interest
AMEX market share of U.S. equity options
(%)
1
5.9
13.9
4Q08 1Q11
1) Represents close of acquisition date
NYSE Euronext “Powering the Exchanging World”
0
100,000
200,000
300,000
400,000
21-Mar 04-Apr 18-Apr 02-May 16-May

Our strategy illustrated: Seizing the opportunity for NYSE Technologies
Structural changes in global financial markets are driving demand for infrastructure, data and transaction services
Execution venue fragmentation
Global asset correlation
Trading technology commoditization
High-frequency trading
Cost pressures
Regulatory uncertainty/change
EU and Asia following similar maturity
path as the U.S.
Industry trends Driving new demands Opportunity
Global market access
Integration of venues /
participants
Aggregation & dissemination of
information
Cost-effective, ultra-low latency
Advanced trading platforms available
“as a service”
Risk management
Build the leading
technology services
franchise for the global
investment community
$1bn in revenue by
2015 with operating
margins of 25 – 30%
FIX Certification & On-boarding
Low Latency Channels
FIX Engines, Market Access Gateways
Configurable Order Routing
Risk Management and Sponsored Access
Universal Trading Platform (“UTP”)
Current NYSE Technologies product offerings
SuperFeed, OneTick, TAQ, XDP
Feed Handlers, V5, Data Fabric
Liquidity Information and Messaging (IOINet,
SOR Feeds)
NYSE Data Products
Market Replay
Transaction services Data services
Low Latency, Ubiquitous SFTI Network
Infrastructure and Co-location Services (our
own DCs plus third-party)
Trading Platform on Demand (TPoD)
Infrastructure services
NYSE Euronext “Powering the Exchanging World”

Disciplined expense management Continued deleveraging
Capital expenditures
Fixed operating expenses
$ 93
$ 61
$ 36
$ 415
$ 425
$ 427
1Q10 4Q10 1Q11
2.4
2.2
1.8
1Q10 4Q10 1Q11
Fixed operating costs and capex (mn) Debt / EBITDA
1
Track-record of cost control and enhanced balance sheet strength
1) Debt calculated as short-term plus long-term debt as reported; adjusted EBITDA as reported
NYSE Euronext “Powering the Exchanging World”

Strategy enabled by productivity growth and cost control
Productivity improvements
Headcount and net revenue / employee
2010 revenue per employee by exchange
(000)
Employees (year end)
Net revenue / employee (000)
1
4,058
3,757
3,367
2,968
$ 846
$ 736
$ 767
$ 683
2007 2008 2009 2010
€478
$635
€ 506
$ 673
€ 621
$ 825
€ 636
$ 846
€ 879
$ 1,169
€ 927
$ 1,233
Source: Company filings; €/$ 1.33 (2010 average)
1) Assumes mean Wall St revenue estimate of $1.0bn for FY ending March 31, 2011; based on 1,488 employees for LSE per 2010 annual report
NYSE Euronext “Powering the Exchanging World”

Executing our strategy means tangible P&L results…
Quarterly net revenue development
(mn)
Quarterly EPS development
CAGR: 5.9%
$ 0.68
$ 0.46 $ 0.46
$ 0.54
$ 0.58
$ 0.53
$ 0.51
$ 0.43
$ 0.64
1Q09 3Q09 1Q10 3Q10 1Q11
CAGR: 25.8%
$ 679
$ 613
$ 599
$ 654
$ 645
$ 640
$ 621
$ 612
$ 605
1Q09 3Q09 1Q10 3Q10 1Q11
1) Net revenues defined as gross revenues less direct transaction costs comprised of Section 31 fees, liquidity payments and routing and clearing fees
2) Presented on a non-GAAP basis
NYSE Euronext “Powering the Exchanging World”
2
1

… and best-in-class total shareholder returns
Source: FactSet; 1) Total shareholder return from January 1, 2011 through February 8, 2011 (unaffected date) in local currency. 2) Total shareholder return from February 8, 2010 through February 8, 2011 (unaffected date) in local currency. 3) Total shareholder return from March 31, 2009 through February 8, 2011 (unaffected date) in local currency. 4) Dow Jones Global Exchange Index.
12 Month
Shareholder
Return
2
(%)
1Q11
Shareholder
Return
1
(%)
1Q09 – Current
Shareholder
Return
3
(%)
11 11
9
9
6
5
0
-1
-6
49
45
43
30
25
24
22
9
55
101
69
66 66
59
37
32
25
23
S&P 500
DJ
Exchange 4
S&P 500
DJ
Exchange 4
S&P 500
DJ
Exchange 4
NYSE Euronext “Powering the Exchanging World”

59 DRIVING GROWTH & EMPOWERING CAPITAL MARKETS: THE EXCHANGE FUTURE IS NOW

Strategically
compelling

Creating the premier global exchange group
€400mn / $580mn
1
in full run-rate cost savings and at least €150mn / $218mn
1
revenue synergies expected
through cross-selling and distribution opportunities as well as new and improved offerings
Immediately accretive to adjusted earnings for both NYSE Euronext and Deutsche Börse shareholders 2
Increased exposure to attractive, high growth derivatives, clearing, risk management, post-trade, index and market data activities
Accelerates earnings growth and enhances earnings / cash flow profile
Financially
attractive
Creates compelling global derivatives platform bringing together complementary products
Largest capital raising venue in the world
Leading post-trade, risk management, market data & analytics, index and technology capabilities
Strong portfolio of leading brands (Deutsche Börse, NYSE Euronext, Eurex, Liffe, Clearstream, Stoxx)
Shareholders: Superior value creation through enhanced growth profile and significant synergies
Investors: Creates deeper, more liquid and transparent markets
Intermediaries: Improved risk management, cost and capital efficiencies
Issuers: Increases choice, visibility and global access
Creditors: Strong cash flow generation and credit profile
Employees: Enhanced career opportunities across all locations of global exchange group
Regulators: Global benchmark regulatory model while preserving national regulatory roles
Long-term
benefits to all
stakeholders
1) €/$ exchange rate of 1.45 as of 5/6/2011
2) Deutsche Börse prepares its financial statements in accordance with IFRS while NYSE Euronext prepares its financial statements in accordance with US GAAP.  Adjusted earnings are derived from the combined projected earnings, before making adjustments to convert NYSE Euronext's financial results from US GAAP to IFRS, and have been adjusted to exclude one time deal costs, amortization of intangible assets and the expected one-off costs of achieving synergies. Adjusted earnings is not a measure recognized under IFRS or US GAAP and, therefore, may not be comparable to similar measures presented by other companies
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

Combination accelerates current strategy
Highly complimentary assets combine to create
the pre-eminent market infrastructure operator with
complete participation across the capital markets
value chain
Uniquely marries the world’s leading venues for
risk management and capital raising, creating
product innovation and capital savings
opportunities for clients
Opportunity to unlock value
Considerable scope for cost synergies and
incremental revenue opportunities from product
innovation and improved distribution to drive
shareholder value
Leading franchises in every segment should
command premium valuation
Robust strategic and financial optionality given
strong balance sheet
Enhanced opportunities and cost savings
for clients
Markets
Corporate
Listings
& Product
Creation
Market Data
Clearing
Settlement
and
Custody
State-of-the-
Art Trading
Infrastructure
Global
Client
Base
Powerful
Sell-Side
Customers
Information
Services
Capital
Efficiency
Collateral
Management
Co-Lo
Global
Connectivity
Networks
Partnerships
in New
Markets
Asset Servicing
Risk
Management
Analytics
Index
Business
Services for
Issuer
Community
Infra-
Structure
Services
Global
Exchange
Links
Combined Group well positioned across the value chain
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

Leadership in major asset classes and services
€ 498
$ 663
€ 12.1
$ 18.0
€ 3.5
$ 5.2
€ 2.4
$ 3.6
€ 2.0
$ 2.9
€ 1.0
$ 1.5
€ 1.8
$ 2.8
€ 559
$ 743
€ 334
$ 444
€ 305
$ 406
€ 297
$ 395
€ 225
$ 299
€ 114
$ 152
€ 102
$ 136
€ 13.1
$ 19.6
€ 4.1
$ 6.1
€ 406
$ 515
Source: Company filings, World Federation of Exchanges; Options Clearing Corporation; Futures Industry magazine; Note: €/$ 1.33, €/£ 0.86, €/SEK 9.54, €/S$ 1.81; €/C$ 1.33 (2010 averages); Data on US options volumes inclusive equity options and index/other; ADV = Average daily trading volume
Global derivatives, ADV (mn) – 2010 US options volume contracts, ADV (mn) – 2010
Domestic market capitalization of listed issuers (tr) – Mar-11 Market data & technology revenue (mn) - 2010
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”
19.0
14.9
12.2
10.5
8.6
6.4
5.6
4.5
0.5
6.6
4.4
3.9
3.7
3.0
0.4
0.1

Leading scale in the exchange industry
Source: Company filings, IBES broker consensus; Note: Adjusted for non-recurring items, LSE/TMX pro-forma; €/$ 1.33, €/S$ 1.81, €/AU$ 1.44, €/£ 0.86, €/HK$ 10.31, €/B$ 2.33; €/C$ 1.37 (averages for 2010)
1) Combined financials exclude net synergies from Deutsche Börse/NYSE Euronext combination
2) LSE EBITDA uses IBES broker consensus as no actuals available
Net revenue (2010, mn)
EBITDA (2010, mn)
€ 4,115¹
$ 5,473
€ 2,258
$ 3,004
€ 2,227
$ 2,962
€ 1,888
$ 2,511
€ 1,164
$ 1,545
€ 865
$ 1,150
€ 810
$ 1,075
€ 530
$ 703
€ 734
$ 974
€ 1,144
$ 1,522
€
2,0591
$ 2,738
€ 1,586
$ 2,109
€ 1,221
$ 1,624
€ 838
$ 1,114
€
6522
$ 865
€ 600
$ 798
€ 589
$ 781
€ 527
$ 700
€ 577
$ 766
€ 303
$ 402
€ 225
$ 299
€ 358
$ 475
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

Pro forma NYSE Euronext / Deutsche Börse 2010 net revenue
Geographic breakdown Product breakdown
31%
69%
U.S.
Non-U.S.
Net revenue
1
: €4.1bn / $5.5bn
Cash Trading
& Listings
1) Based on €/$ exchange rate of 1.33 (2010 average)
2) Includes NYX European Cash execution fees as well as European Market Data revenues from the legacy NYX Cash Trading & Listings segment. Xetra revenues are also included in European Cash
3) Includes NYX U.S. Cash execution fees as well as U.S. Market Data revenues from the legacy NYX Cash Trading & Listings segment
4) Pro Forma calculation allocates the NYX Corporate/Eliminations segment operating loss based on the relative revenue contribution of each legacy NYX segment
Cash Trading &
Listings
Derivatives
Market Data &
Technology
Settlement &
Custody
EBITDA
1,4
: €2.1bn / $2.7bn
27%
17%
11%
45%
Listings
Derivatives
Settlement &
Custody
Market Data &
Technology
Net revenue¹: €4.1bn / $5.5bn
U.S. Cash
European Cash 2
Other
3
37%
20%
14%
7%
2%
8%
12%
Globally diversified capital markets business
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

Source: Futures Industry, Annual Volume Survey 2010.
1) Does not include OTC transactions. ICE included for comparative purposes
Complementary equity index and interest rate derivatives migrated to common trading and clearing infrastructure
Product innovation
>€2bn / $3bn in already identified capital efficiencies for clients
Operational efficiencies for customers
Most diversified derivatives exchange in the world
Potential for new market penetration
Attractive partner for OTC market
Largest and only regulated exchange Pan-EU trading platform covering almost 2/3 of Eurozone GDP
Integrated order book and single clearing system reduces costs and increases liquidity for EU clients
Increased trading opportunities vs. Pan-EU equity derivatives platform
Continued global leadership in capital raising with enhanced profile for listed issuers
Derivatives Cash and Listings
Total volumes – Global derivatives exchanges ranked by
futures and options traded and /or cleared – 2010
1
2010 Europe cash trading market share
Other
1 2 3 4 5 6 7 8
13
Rank
Unparalleled risk management and capital raising markets…
(bn contracts)
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”
22% 24%
6%
9%
11%
28%
0.3
1.1 1.1
1.1
1.4
1.6
3.1
3.7
4.8

Source: Company filings
Figures converted using: €/$ 1.33, €/£ 0.86, €/SEK 9.54, €/C$ 1.33 (2010 averages)
Leading provider of capital markets infrastructure services to buy-side and sell-side market participants as well as major
global exchange partners
Complementary combination of content and distribution
DB news, data, analytics, STOXX index services
NYX global SFTI and NYFIX networks
Increased critical mass in data centers; opportunities for
additional service provision
Pioneer in global cross-border settlement and custody
Capabilities in more than 100 countries
Average value of assets under custody of $10.9tr in 2010
Processed 116mn settlement transactions during 2010
Clearstream’s global reach can be levered to facilitate
cross-border trading and capital raising for listed companies
Strategically positioned to offer enhanced OTC services to
buy-side and sell-side clients
Opportunity to deliver even greater collateral efficiency from combined clearinghouse, building on existing success of
“General Collateral (GC) Pooling” service
Increased buy-side access via NYFIX network
Information Services and Technology Solutions Clearstream settlement and custody
Market data and technology revenue – 2010
(mn)
€ 559
$ 743
€ 498
$ 663
€ 406
$ 515
€ 334
$ 444
€ 305
$ 406
€ 297
$ 395
€ 225
$ 299
€ 114
$ 152
€ 102
$ 136
… Supported by critical global infrastructure
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

Creates deeper, liquid and more transparent markets
Simplifies global connectivity
Complementary customer solutions to provide full-service offering
Combination benefits market structure
Investors
Intermediaries
Issuers
Regulators
Improved risk management
Cross margining benefits (over ~€2bn / ~$3bn already identified)
Simplifies global connectivity
Global listings venue of choice
Increases visibility and global access
Global benchmark regulatory model while preserving national regulatory roles
Combined group serves as natural partners for harmonization and transparency across jurisdictions
Creates a stronger, more diversified global clearing provider, bringing stability and transparency to the financial system and its customers
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

15 February 2011 Current
Technology (+ €51mn):
One common trading and clearing infrastructure “CTAC”
Combination of networks
Consolidation of U.S. data centres
Eliminating overlapping IT function where applicable
Global sourcing and global delivery model
Clearing (+ €4mn):
Additional cost avoidance expected from not building two separate fully owned & operated CCPs
Market Operations (+ €15mn):
Implementation of a central European market operations hub for cash, derivatives and clearing
Combination of business organizations in the U.S. and Europe
i.e., sales and product development
Corporate Center (+ €30mn):
Further refinement of corporate functions in accordance with the new, combined organization
Leveraging global sourcing opportunities: supplier & contract consolidation
Consolidate real estate portfolio
Levers for additional cost synergies
€300mn / $435mn
1
€400mn / $580mn
1
1) All figures converted at a €/$ exchange rate of 1.45 as of 5/6/2011
2) Bold represents synergy levers identified post-announcement
Cost synergies of €400 / $580 million clearly identified
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”
2
Technology
€79mn
Corporate
€56mn
Market Operations
€98mn
Clearing
€67mn
Technology
€130mn
Corporate
€86mn
Market Operations
€113mn
Clearing
€71mn

1) Synergies converted using €/$ exchange rate of 1.45 as of 5/6/2011
Expected revenue synergies of at least €150mn / $218mn
1
annually, with full run-rate being achieved at end of year 3
Over 1/3
rd
of revenue synergies from clearing alone
Clearing
Clearing for European
cash equities
Clearing for European
derivatives
Technology and MD&A
Expanded client set for
hosted / managed
technology and data
services
Extension of STOXX
index franchise to U.S.
market and globally
Richer content for
pre- and post-trade
data and analytics
products
Derivatives and cash
markets
Increase turnover from
combining equity and
derivatives liquidity
pools
Cross-distribution in
European cash
markets
Asian expansion
Listing venue of choice
for attracting Asian
issuers interested in a
U.S. or European
listing
Leading presence in
Asian markets through
existing investments
and technology
agreements
Attractive partner
New asset classes
Infrastructure in place
to drive growth in new
asset classes
Emissions & Energy –
Eurex / BlueNext /
EEX
Agriculture and other
commodities – Eurex
and NYSE Liffe
Combination has access to unique growth opportunities
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

Integration and closing processes crossing key milestones
Regulatory process Integration planning
Run-rate of expense synergies
Feb. 15 Current
Year 1 25% 30%
Year 2 50% 65%
Year 3 100% 100%
Integration teams identified and project offices
established
Further validation and quantification of synergies
Increasingly detailed roadmap for synergy
realization
Position mapping and relationship building
ongoing at senior management level
Developing strategy for IT infrastructure and
development
Accelerated timeline of run rate expense
synergies
Conversations with over 100 policymakers
Meetings with key government, regulatory and financial
constituents in the U.S., Paris, London, Brussels,
Amsterdam and Lisbon
Draft competition filing submitted to European
Commission with pre-notification discussions ongoing
Working cooperatively with DOJ
Several meetings with College of Regulators and its
dedicated merger task force
Initial meeting with the Committee on Foreign
Investment in the U.S. (CFIUS)
Deutsche Börse exchange offer cleared by BaFin on
May 2
nd
and launched on May 4
th
F-4 declared effective by SEC on May 3
rd
and proxy
statement mailed on May 10
th
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

1) All estimates using IBES consensus. Figures converted at a €/$ exchange rate of 1.45 as of 6 May 2011;
2) 2011E earnings determined by multiplying 2011E EPS by fully diluted shares outstanding (NYX: 262mn, DB1: 186mn)
3) Includes impact of run-rate synergies of €550mn taxed at a rate of 27%
4) Based on NYX fully diluted shares of 262mn and DB1 fully diluted shares of 186mn
Illustrative sensitivity analysis
Value drivers
1
DB1
share
@ 60%
NYX
share
@ 40%
Total Per
DB1
share 4
Per
NYX
share 4
Earnings power
€mn €mn €mn € $
2011 NYSE Euronext net income
2
470
2011 Deutsche Börse net income
2
825
Net income impact of full run-rate
synergies
3
402
Pro forma NYX / DB1 net income 1,018 679 1,697 5.47 3.76
Equity value upside
€bn €bn €bn € $
At current earnings multiple 13x 13.2 8.8 22.1 ~71 ~49
14x 14.3 9.5 23.8 ~77 ~53
15x 15.3 10.2 25.5 ~82 ~56
Dividend potential
€mn €mn €mn € $
Based on current NYX / DB1 payout ~50% 509 339 848 2.74 1.88
Cost and revenue
synergies increase
earnings power of
combined group and
result in immediate
value creation for
shareholders
Additional value
creation through
potential expansion
of price earnings
multiple
Combination creates value for shareholders
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

Superior cash flow generation and strong balance sheet
NYSE Euronext and Deutsche Börse have superior cash flow generation and strong balance sheets (mn)
2.2x
1.2x
2010A EBITDA Total debt / 2010A EBITDA
NYSE Euronext Deutsche Börse
Credit rating:
A+ / A3
Credit rating:
AA / NR
On May 13, 2011, Deutsche Börse
distributed an ordinary dividend of €2.10 per
share
In 2010, NYSE Euronext paid an ordinary
dividend of $1.20 per share (annual
equivalent)
Since 2007A, Deutsche Börse and NYSE
Euronext have returned a combined €3.4bn /
$4.7bn  of capital to shareholders
Both NYSE Euronext and Deutsche Börse have attractive dividend and capital management policies
2007A-2010A returned capital to shareholders
Source: Company filings, FactSet; Note: Financial data as of 12/31/2010; €/$ exchange rate of 1.45 as of 5/6/2011, €/$ 1.37 for 2007 average, €/$ 1.47 for 2008, €/$ 1.39 for 2009 average and average €/$ 1.33 for 2010 average
1) Adjusted for restructuring expenses
NYSE Euronext Deutsche Börse
'07-'10 ordinary dividends (mn) '07-'10 share buybacks (mn)
€ 237 / $ 349
€ 1,574 / $ 2,189
€ 775 / $ 1,100
€ 808 / $ 1,124
€ 1,045 / $ 1,473
€2,349 / $ 3,288
€ 838 / $ 1,114
€ 1,221 / $ 1,624
1
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

The combined company will have superior cash flow
generation with 2010PF FCF of ~€1.5bn / $2.0bn , ~70%
more cash than its nearest competitor
This will allow the combined entity to maintain the
shareholder friendly distribution policy both Deutsche
Börse and NYSE Euronext have pursued in the past
Ratings agencies expect an improved credit profile for
NYSE Euronext as a result of a combination with
Deutsche Börse
“With the DB merger, NYX creditors would benefit from
the combined entity's broader and strategically better-
positioned franchise and stronger cash flow generation”
~ Moody’s, 2/15/2011
The combined company’s strong balance sheet will
provide financial stability to critical market infrastructure for the benefit of issuers, and trading and clearing
participants
Source: Company filings, FactSet; Note: Financial data as of 12/31/2010; €/$ exchange rate of 1.45 as of 5/6/2011, €/$ 1.33 for 2010 average (synergies converted at €/$ 1.45 spot rate); Total debt represents face value at maturity
1) FCF defined as operating cash flow minus capital expenditures; Run-rate revenue synergies of €150mn ($218mn) and cost synergies of €400mn ($580mn); Nearest peer CME generated 2010A FCF of ~€0.9/$1.2bn
2) Adjusted for restructuring expenses
A Deutsche Börse-NYSE Euronext merger will create a leader with superior cash flow generation and a strong balance sheet
1.2x
1.6x
PF EBITDA excl.
synergies
PF EBITDA incl.
synergies
PF debt/EBITDA
excl. synergies
PF debt/EBITDA
incl. synergies
2010PF Deutsche Börse-NYSE Euronext (mn)
Superior cash flow generation and strong balance sheet (cont’d)
€ 2,059 / $ 2,738
€ 2,609 / $ 3,536
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”
2
2
1

The right transaction at the right time for both organizations
Deutsche Börse has transformed its business from a German equities market into a world-
leader in derivatives, risk management and post-trade infrastructure
NYSE Euronext has been leading the evolution of the exchange industry, leveraging technology and brand to create a multi-asset class global exchange model
The two companies’ complementary assets combine to form a complete market infrastructure portfolio covering trading, risk- and collateral management as well as market data and technology
The combined group’s scale and scope will afford it unique access to growth opportunities in a changing capital market landscape
We will continue to focus on communicating the compelling value creation of this combination
NYSE Euronext shareholder vote is 7 July
Deutsche Börse tender offer period expires 13 July
Deutsche Börse / NYSE Euronext “Driving Growth & Empowering Capital Markets”

1 June 2011 INVESTOR DAY 2011